# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innventure, Inc., CIK 0002001557
CUSIP: 45784M108
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6900 TAVISTOCK LAKES BLVD, SUITE 400, ORLANDO, Florida (FL), 32827
Date of event which requires filing of this statement: 04/24/2025
Filed by CIK 0001847082
Persons authorized to receive notices and communications: Michael Otworth, 6900 TAVISTOCK LAKES BLVD, SUITE 400, Orlando, Florida (FL), 32827, 321-209-6787

## Reporting persons
- Otworth Michael (CIK 0001847082): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 2,942,902; shared voting power 0; sole dispositive power 2,942,902; shared dispositive power 0; aggregate amount beneficially owned 2,942,902 (5.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Innventure, Inc.
Address of issuer's principal executive offices: 6900 TAVISTOCK LAKES BLVD, SUITE 400, ORLANDO, Florida (FL), 32827

## Item 2. Identity and Background
Name of person filing: Michael Otworth
Residence or business address: 6900 Tavistock Lakes Blvd., Suite 400, Orlando, FL 32827
Present principal occupation or employment: Executive Chairman and a Class III director of Innventure, Inc.
Criminal convictions in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 2, 2024, the Reporting Person received 2,552,625 shares of the Issuer's common stock in connection with the business combination in accordance with the Business Combination Agreement, (as amended and supplemented), dated as of October 24, 2023, by and among the Issuer, Learn CW Investment Corporation, Innventure LLC, LCW Merger Sub, Inc., and Innventure Merger Sub, LLC. On February 4, 2025, the Reporting Person received 154,829 shares of the Issuer's common stock in connection with the achievement of a milestone pursuant to the Business Combination Agreement. On February 13, 2025, the Reporting Person received 7,126 shares of the Issuer's common stock in connection with a pro rata distribution from Inneventure1 LLC, which were previously reported as indirectly attributable to the Reporting Person as a result of the Reporting Person having shared voting and investment power in respect of Innventure1 LLC. On April 24, 2025, the Reporting Person converted 114,161 shares of the Issuer's Series C Preferred Stock, resulting in the issuance of 228,322 shares of the Issuer's common stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is the Executive Chairman and a Class III director of the Issuer. He acquired all of his securities for investment purposes only and are being held as a long-term investment. The Reporting Person does not have any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 2,942,902 shares of the Issuer's common stock. Does not include 537,705 restricted stock units and 262,295 non-qualified stock options, which vest and become exercisable, respectively, on October 2, 2025, or, if earlier, on the same date that the lock-up set forth in the contractual lock-up agreement entered into by the Reporting Person with the Issuer on October 24, 2023 terminates pursuant to its terms, subject to the Reporting Person's continuous service to the Issuer until the applicable vesting date. The above number of shares amounts to approximately 5.5% of the 53,487,294 outstanding shares of the Issuer's common stock as of April 25, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Otworth Michael: Michael Otworth, Individually (08/18/2025)